REPAYABLE CONTRIBUTION AGREEMENT

FOR THE AGRIINNOVATE PROGRAM

Project No: CAP-AIP-[redacted] [commercially sensitive information redacted]

Project Title: Commercialization of World Leading Plant-Based Protein

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF CANADA (referred to as "Canada"), as represented by the Minister of Agriculture and Agri-Food (referred to as the "Minister")

AND

MERIT FUNCTIONAL FOODS CORPORATION, a For-Profit Corporation incorporated under the Canada Business Corporations Act

AND

11410083 Canada Ltd., a For-Profit Corporation incorporated under the Canada Business Corporations Act (collectively referred to as the "Recipients")

The "Minister" and the "Recipients" are referred to individually as a "Party" or collectively as the "Parties".

AND

BURCON NUTRA SCIENCE HOLDINGS CORP., a For-Profit Corporation incorporated under the Canada Business Corporations Act

AND

RBT Holdco Ltd., a For-Profit Corporation incorporated under the Corporations Act of Manitoba

AND

10039406 MANITOBA LTD. a For-Profit Corporation incorporated under the Manitoba Corporations Act (collectively referred to as the "Guarantors")

1. The Minister has established the AgriInnovate Program (the "Program") to assist industry-led efforts to build capacity and support the sector's development through the advancement of farm business management, farm safety, and agricultural awareness.

2. The Recipients have submitted a proposal for funding of a project entitled "Commercialization of World Leading Plant-Based Protein" under the Program, having the purpose of facilitating the commercialization of a patent protected, world-leading plant protein extraction process for purposes of supporting the growth of the pea, pulses and canola industries. This project will focus on value-adding Western Canadian peas, pulses and canola (the "Project"). The activities are described in the Work Plan set out in Schedule A.

3. The Minister has reviewed the representations set out in the Recipients' proposal, and has determined on the basis of these representations the amount of the Minister's Contribution, being the amount that would constitute the minimum level required to further the attainment of the objectives of the Program taking into account the other sources of funding that are available to the Recipients and the results expected of the Project.

4. On June 2, 2020, the Minister advised the Recipients that the Minister approved the Recipients' proposal for contribution funding under this Program, subject to the condition that the Parties would conclude a formal, written agreement providing for funding of the Project on terms and conditions acceptable to the Minister.

5. The Recipients understand and accept all the terms and conditions set out in this Agreement under which the Minister's Contribution will be made.

SECTION 1: PURPOSE

The purpose of this Agreement is to set out the terms and conditions pursuant to which the Minister will make a contribution to the Recipients towards the Eligible Costs of the Project described in Schedule A (Work Plan).

SECTION 2: DEFINITIONS

In this Agreement:

"Agreement" means this Repayable Contribution Agreement between Canada and the Recipients including the attached Schedule A (Work Plan), Schedule B (Project Budget), Schedule C (Repayment Schedule);

"Budget" means the total confirmed sources and value of funding as well as Eligible Costs by Fiscal Year required to complete the Project, and which have been approved by the Minister, as set out in Schedule B (Project Budget);

"Capital Asset" means any tangible asset that has a Fair Market Value over $10,000 purchased, contributed, constructed, developed, or otherwise acquired by the Recipients with the Minister's Contribution or as part of the Recipients' Contribution under this Agreement or under a previous contribution agreement;

"Change in Control" means the sale of all or substantially all the assets of the Recipients; any merger, consolidation or acquisition of the Recipients with, by or into another corporation, entity or person; or any change in the ownership of more than fifty percent (50%) of the voting capital stock of the Recipients in one or more related transactions;

"Communications" means any communications product, promotional material prepared or event held by the Recipients that informs the public about the Minister's Contribution related to this Agreement and activities as described in Schedule A (Work Plan). Communications can include, but are not limited to: funding announcements (news releases, press conferences, speeches, or content on broadcast or digital platforms, including social media); promotional materials (advertising products, videos, websites, social media campaigns, signage or exhibits); publications (training materials, reports, posters, brochures or fact sheets); and events (presentations, conferences, forums or workshops). In the context of this Agreement, it does not include presentations at international or scientific conferences or articles published in scientific journals;

"Completion Date" means April 30, 2021, the date on or before which the activities set out in Schedule A (Work Plan) shall be completed;

"Effective Date" means February 24, 2020;

"Eligible Costs" means those expenditures listed in Schedule B (Project Budget) for which goods are received, services rendered and work performed prior to the Completion Date;

"Fair Value" means the cost of goods or services that would be agreed upon in an arm's length transaction between knowledgeable, willing and unrelated parties who are under no compulsion to act;

"Fair Market Value" means the highest price that would be agreed to in an open and unrestricted market between knowledgeable, informed and willing parties acting at arm's length, who are not under any compulsion to transact;

"Financial Report" means the form or forms approved by the Minister, completed by the Recipients and certified by a Responsible Officer on a periodic basis, the frequency of which shall be determined by the Minister, to report on financial requirements under this Agreement;

"Fiscal Year" means the twelve-month period beginning April 1 of any year and ending March 31 of the following year;

"Guarantor" means a Party to this Agreement who has an obligation and legal duty to meet the Recipients' obligations under this Agreement, should the Recipients default in meeting those obligations;

"Intellectual Property" means all patents, trade-marks, industrial designs, trade-names, copyright, trade secrets and other intellectual property rights, whether registered or not; and all confidential information and technical information, including know-how, show-how, inventions, processes, products, formulae, designs, records; and all bacterial, viral, plant, human or animal material that has new genetic or other characteristics;

"Minister" means the Minister of Agriculture and Agri-Food representing Canada and any other person duly authorized to act on his or her behalf;

"Minister's Contribution" means the funding provided by Canada pursuant to the terms and conditions of this Agreement which is repayable by the Recipients in accordance with this agreement;

"Overpayment" means an amount paid by Canada as part of the Minister's Contribution or which is treated as such pursuant to the terms of this Agreement, which the Recipients are not entitled to according to the terms of this Agreement and which is subject to the Overpayment obligations set out in this Agreement;

"Project" means the project comprised of the totality of the activities as described in Schedule A (Work Plan);

"Project Account" means separate accounting measures and, at the Recipients' discretion, a special purpose bank account to be established by the Recipients for the purpose of accounting for all receipts of the Minister's Contribution and all other Project funding from any source, including the Recipients, and all disbursements which shall be made for Eligible Costs;

"Project Outcome(s)" means the impact(s) of completing the activities set out in Schedule A (Work Plan) and measured using the performance indicator(s) also set out in the Work Plan;

"Recipients' Contribution" means the amount of cash, obtained from other sources or provided by the Recipients directly towards Eligible Costs;

"Responsible Officer" means the person identified by the Recipients who is responsible for certifying the Recipients' claims for reimbursement, Financial Reports, and all other reports under this Agreement; and

"Work Plan" means the description of the activities under this Agreement that the Recipients agree to complete with the support of the Minister's Contribution. The Work Plan also sets out the Project Outcome(s) and the performance indicator(s) used to measure the Recipients' performance. The Work Plan is attached as Schedule A.

SECTION 3: FINANCIAL CONTRIBUTIONS

3.1 Minister's Contribution

3.1.1 The Minister shall make a maximum contribution in the amount of $10,000,000 to the Merit Functional Foods Corporation, as detailed in Schedule B (Project Budget), and in accordance with the terms and conditions of this Agreement.

3.1.2 11410083 Canada Ltd. agrees and directs that all payments of the Minister's Contribution shall be to Merit Functional Foods Corporation.

3.1.3 The Minister's Contribution shall only be used to reimburse Eligible Costs of the Project incurred by the Recipients after the Effective Date, but prior to the Completion Date, and paid by the Recipients prior to the submission of the Final Financial Report, and approved by the Minister. The Recipients shall not pay, and shall not allow any part of the Minister's Contribution to be paid to any Government of Canada department or agency.

3.1.4 The Minister's Contribution shall not exceed the annual amounts set out in Schedule B (Project Budget), subject to any changes in totals by categories of costs that result from a redistribution of the Minister's portion of Eligible Costs, which is in accordance with the terms of this Agreement, and subject further to the restrictions and conditions relating to Financial Reports that are set out in this Agreement.

3.1.5 The portion of Eligible Costs incurred by the Recipients in a Fiscal Year prior to the signing of this Agreement shall be allocated to the Fiscal Year in which this Agreement is signed.

3.1.6 The Recipients acknowledge that a reallocation of a portion of the Minister's Contribution identified in Schedule B (Project Budget) from one Fiscal Year to another shall not be permitted. Any portion of the Minister's Contribution that is not disbursed as advances or otherwise expended in that Fiscal Year shall not be available to complete the Project and will reduce the amount of the Minister's total contribution to the Project.

3.1.7 The Minister may, at the Minister's sole discretion, allow the Recipients to redistribute the Minister's portion of Project funding between approved categories of costs within the Fiscal Year provided that: (a) the Recipients submit a Financial Report to the Minister for any proposed redistribution of the Minister's Contribution between Project cost categories of costs within a Fiscal Year; and (b) the Recipients' proposed redistribution of the Minister's Contribution between Project categories of costs, within a Fiscal Year, does not result in a change to the Project objectives or to the key Project Outcomes established in Schedule A (Work Plan).

3.1.8 Payment of the Minister's Contribution shall be made at the Minister's discretion and shall be subject to all terms and conditions of this Agreement, including the submission of reports and deliverables, where applicable, by the Recipients.

3.1.9 Pursuant to section 40 of the *Financial Administration Act* (R.S.C. 1985, c. F-11), the payment of the Minister's Contribution under this Agreement is subject to there being an appropriation for the Fiscal Year in which the payment is to be made.

3.1.10 Notwithstanding any other provision of this Agreement, the Minister may reduce or cancel the Minister's Contribution in the event that departmental funding levels are changed by Parliament during the term of this Agreement. In the event that the Minister reduces or cancels the Minister's Contribution, the maximum contribution payable under this Agreement will be reduced accordingly.

3.1.11 Where the Minister decides, at his or her discretion, to reduce the amount of the Minister's Contribution, he or she shall give 60 days' prior written notice to the Recipients of that reduction and shall reimburse the Recipients, subject to the terms, conditions and limitations of this Agreement, for the Minister's share of any Eligible Costs incurred by the Recipients up until the end of that notice period.

3.2 Termination at Minister's Discretion

3.2.1 At any time before the completion of the Project, the Minister may, by giving notice in writing to the Recipients, terminate this Agreement. The notice of termination will give the Recipients 60 days' prior notice of the termination. Subject to the maximum amount of the Minister's contribution and the terms, conditions, and limitations of this Agreement, the Minister will reimburse the Recipients for the Minister's share of Eligible Costs incurred and paid by the Recipients for the purpose of the project up until the end of that notice period.

3.3 Recipients' Contribution

3.3.1 The Recipients' Contribution shall not be less than the percentage(s) set out in the Budget. Where the Recipients do not meet their contribution commitment to the Project, a reimbursement of a portion of the Minister's Contribution shall be required and will be treated as an Overpayment under this Agreement.

3.3.2 The Recipients' Contribution may be adjusted upon written approval of the Minister.

SECTION 4: PAYMENT OF THE MINISTER'S CONTRIBUTION AND RECOVERY OF OVERPAYMENTS

4.1 Claim for Reimbursement of Eligible Costs

A claim for reimbursement of Eligible Costs shall be submitted to the Minister on a periodic basis at a frequency approved by the Minister and shall be included in a Financial Report.

4.2 Advance Payments

Upon the request of the Recipients, at the Minister's discretion, the Minister may agree, to provide (an) advance payment(s) of the Minister's Contribution to the Recipients. If the Minister elects to make (an) advance payment(s) to the Recipients, the Minister shall determine the amount of the advance(s) to be paid to the Recipients based on Financial Reports submitted by the Recipients. The Minister shall determine the relevant advance period (3 to 12 months) prior to making any advance payment of a portion of the Minister's Contribution. Each advance payment shall not exceed the immediate cash requirements of the Recipients for that period and shall take into account any holdback that may be applied in accordance with this Agreement.

Accounting for advances, both expended and unspent, shall be provided by the Recipients through the submission of subsequent Financial Reports. At no time shall more than one advance period be unaccounted for.

(commercially sensitive information redacted)

Where an additional Fiscal Year remains in the Project, the Minister may treat all or part of the remainder of an advance outstanding at the end of the Fiscal Year as an Overpayment of funding under this Agreement or may authorize the Recipients to retain all or part of the remainder of any such advance to cover the Minister's share of forecasted Costs to be incurred by the Recipients during April of the following Fiscal Year, if the Minister considers this essential to meet the requirements of the Work Plan.

4.3 Holdbacks

The Minister may, at the Minister's discretion, withhold an amount of the Minister's Contribution from the total amount of Eligible Costs claimed at any point in time. The Minister shall determine the percentage of the holdback based on the amounts of the Minister's Contribution set out in the Budget. The Minister may adjust the percentage of the holdback during the term of this Agreement, but shall not at any time exceed 50% of the Minister's Contribution. When the Minister requires that a holdback be withheld, the holdback shall only be released upon the Recipients' submission and the Minister's acceptance of all deliverables and reports required under this Agreement.

4.4 Stacking of Government Assistance

Funding from federal, provincial, territorial, and municipal government sources for activities within the scope of the Project is limited to 75% of total Eligible Costs.

If total funding from these sources exceeds this limit, the excess shall be treated as an Overpayment.

4.5 Overpayments

Any amount which constitutes an Overpayment resulting from this Agreement shall be reimbursable to Canada and until reimbursed constitutes a debt due to Canada. The Minister shall deduct any Overpayment from subsequent payments of the Minister's Contribution, from the amount withheld as a holdback. If the Overpayment is determined in or after the final Fiscal Year, the Recipients shall reimburse the amount within 60 days of receiving written notification by the Minister. Interest shall be due and payable upon any amount not repaid after 60 days in accordance with the Interest and Administrative Charges Regulations (SOR/96-188) issued under the federal *Financial Administration Act*.

4.6 Right to Set-off or Seek Compensation

Without limiting the scope of the set-off or compensation rights available to Canada at common law or in the Civil Code of Québec (S.Q., 1991, c. 64), under the *Financial Administration Act* (R.S.C., 1985, c. F-11) or otherwise, the Minister may:

a) set-off or seek compensation against any portion of the Minister's Contribution that is payable to the Recipients pursuant to the Agreement any amount that the Recipients owe to Canada under legislation or any other agreement of any kind; and
b) set-off or seek compensation against any amounts that are owed to the Minister by the Recipients any amount that is payable by Canada under legislation or any other agreements of any kind to the Recipients.

The Recipients acknowledge that the Recipients' information may be shared with other Agriculture and Agri-Food Canada (AAFC) programs and other government departments to assist the Minister in the collection of debts owed by the Recipients to Canada.

SECTION 5: RESPONSIBILITIES OF THE RECIPIENTS

5.1 Recipients' General Obligations

Without limiting any of the Recipients' specific obligations under the terms and conditions of this Agreement, the Recipients shall be responsible for the completion of the Project and the administration of this Agreement, including:

a) taking all necessary actions to maintain themselves in good standing, to preserve its legal capacity, and to inform the Minister without delay of any failure to do so;
b) completing the activities set out in Schedule A (Work Plan) and reporting on progress towards the Project Outcome(s);
c) declaring any amounts owing to Canada under any legislation or agreement;
d) agreeing to and completing forms approved by the Minister to receive payments under this Agreement by means of direct deposit into the Recipients' account at a financial institution, unless otherwise authorized by the Minister;
e) ensuring that the Project Account at all times accurately reflects all amounts of the Minister's Contribution received (including any interest earned), all receipts of contributions from all other sources and from the Recipients directly and all amounts for Eligible Costs;

f) disclosing to the Minister, without delay, any fact or event that would or might compromise the Project's chances of success or the Recipients' ability to carry out any of the terms and conditions of this Agreement, either immediately or in the long term, including but not limited to, any Change in Control, pending or potential lawsuits and audits;
g) disclosing all funding to be provided for the Project from any source, and reporting any changes in the sources of funding at any time throughout the Project, for any activities within the scope of the Work Plan;
h) maintaining all supporting documents for the Project and making them available upon the Minister's request;
i) ensuring access by the Minister, at any time and during reasonable hours, to any of the Recipients' real property under the ownership or control of the Recipients where any part of the Project is being carried out, to monitor Project implementation. The Recipients shall provide to the Minister all necessary assistance and documentation as may be necessary for carrying out this monitoring function;
j) designating the Responsible Officer(s) for the Recipients and notifying the Minister of the name of the Responsible Officer(s) and any change in Responsible Officer(s);
k) establishing and maintaining accounting and reporting systems and procedures needed to administer this Agreement, including any electronic reporting systems as agreed to by the Parties;
l) maintaining the capacity to complete the Project and report on performance;
m) observing and abiding by all applicable federal, provincial, territorial, and municipal government laws and regulations, including, but not limited to, those related to: public health and safety; labour codes and standards; care and use of animals in research; wildlife habitat; and environmental matters and environmental protection;
n) using a fair and competitive or otherwise justifiable and generally accepted sound business process that results in competent and qualified contractors and/or personnel working on the Project;
o) ensuring that all licenses in and assignments of pre-existing Intellectual Property that are required for the execution of Project activities and to meet all of the Recipients' obligations under this Agreement, have been obtained or are obtained in a timely manner and remain in full force and effect;
p) ensuring that the Recipients hold title to or a license in such Intellectual Property resulting from Project activities or the administration of this Agreement by or for the Recipients, as is required so that the Recipients may legally grant Canada any license or sub-license in that resulting Intellectual Property that is set out in this Agreement;
q) providing written notice to the Minister of a proposed Change of Control of the Recipients, in any manner, at least 60 days prior to the proposed change;
r) making no dividend payments or other shareholder distribution that would prevent the Recipients from completing the activities and making payments to the Minister as required under this Agreement;
s) provide, upon the written request of the Minister and without delay, any information as the Minister may require concerning this Agreement for purposes related to the Agreement;
t) use its best efforts to ensure the completeness and accuracy of the information disclosed to the Minister under this Agreement.

The Recipients shall fulfill all of its other obligations hereunder in a diligent, timely, and professional manner.

5.2 Indemnification

The Recipients shall indemnify and save harmless Canada, the Minister and her/his employees and agents from and against all claims, losses, damages, costs, expenditures, actions, and other proceedings made, sustained, brought, prosecuted, threatened to be brought, or prosecuted in any manner based on, occasioned by, or attributable to any injury to, or death of, a person, or damage to, or loss of, property arising from any act, omission, or delay on the part of the Recipients or their employees, servants, agents, or voluntary workers in carrying out the Project, except that the Minister shall not claim indemnification under this section to the extent that the injury, loss, or damage has been caused by the Minister or her/his employees or agents.

5.3 Insurance

The Recipients shall:

a) acquire general liability insurance and property damage insurance, against injury, death, or other loss or damage resulting from the actions of the Recipients in connection with the activities funded under this Agreement that is consistent with the level or risk exposure associated with the Project,

[commercially sensitive information redacted]

b) maintain such insurance for the duration of this Agreement;
c) inform the Minister of any changes to such policies; and
d) promptly provide the Minister a copy of any amended policies.

5.4 Records Retention

The Recipients shall keep proper and accurate financial accounts and records (including but not limited to its contracts, invoices, statements, receipts, and vouchers), information, databases, audit and evaluation reports, and other documentation relating to this Agreement, for the purpose of monitoring, auditing, and evaluating activities described in Schedule A (Work Plan) and for verifying invoices and proof of payment with respect to funding provided from any source for Eligible Costs under this Agreement, for 7 years after the date of expiration or early termination of this Agreement, whichever is later.

Upon written request by the Minister and subject to applicable access to information and privacy legislation and case law, the Recipients shall allow the Minister to have access to any such records for the purposes of this Agreement.

5.5 Disposition of Capital Assets

5.5.1 The Recipients shall retain ownership, possession and control of the Capital Assets acquired as part of the Project.

5.5.2 During the term of this Agreement, the Recipients shall use the Capital Assets for the purpose of the Project and shall not, except with the prior written consent of the Minister and in accordance with such terms and conditions as may be imposed by the Minister,

5.5.2.1 change the use of any such Capital Assets or permit them to be used for activities that are not directly related to the Project;

5.5.2.2 sell, exchange, transfer, or dispose of any Capital Assets; or

5.5.2.3 pledge, mortgage, or permit the creation of any security interest, claim, or lien against the Assets.

5.6 Acknowledgement

The Recipients shall acknowledge the Government of Canada in both official languages in all of their Communications. Such acknowledgement shall be in the form approved by the Minister, which includes, but is not limited to, official symbols of the Government of Canada in both English and French. The Recipients shall also limit the acknowledgement to communications agreed upon by the Minister and terminate the acknowledgement upon written request of the Minister.

5.6.1 Project Announcement

The Recipients agree to notify the Minister in a timely manner of any announcement or news conference informing the public of the Minister's Contribution to facilitate the possible attendance of government representatives. News releases, or other forms of public announcement on broadcast or digital platforms, shall be publicized and issued jointly by the Parties.

5.6.2 Project Communications

The Recipients agree to cooperate with the Minister in the planning, development and distribution of all Communications and shall not release and disseminate them without the Minister's approval.

5.6.3 Notice to Minister

The Recipients agree to advise the Minister at least 48 hours in advance of any announcement of material events or changes that must be publicly disclosed pursuant to applicable legislation.

5.7 Financial Reports

5.7.1 The Recipients shall submit a Financial Report to the Minister on a periodic basis, the frequency of which shall be determined by the Minister.

5.7.2 Year-End Financial Report

The Recipients shall provide the Minister with the year-end Financial Report of Eligible Costs incurred by the Recipients in the previous Fiscal Year, net of any advance(s), and paid by the Recipients no later than 180 days following the end of the Fiscal Year, for which a claim shall be submitted no later than by the end of the said 180 days.

The amount claimed for reimbursement must not exceed the remaining allocation of the Minister's Contribution for that Fiscal Year, and may not exceed the lesser of:

a) the actual Eligible Costs; and
b) subject to the exercise of the Minister's discretion as set out below, the amount of the year-end forecast anticipated in this regard as set out in the previously submitted year-end forecast which is referenced in the Year-end Forecast section of this Agreement, less any paid advance(s).

A year-end claim submitted after 180 days from the end of the previous Fiscal Year will not be eligible for reimbursement or inclusion in the Recipients' Contribution.

Subject to the terms of this Agreement, the Minister shall reimburse up to the amount of the year-end forecast as set out in the Year-End Forecast section of this Agreement, less any advance(s). If the amount claimed by the Recipients exceed the amount forecast in the previous Fiscal Year's year-end forecast, then the balance of the claim shall not be settled for a period of 180 days following the end of the previous Fiscal Year. Following this delay, should any Program funding remain available for the previous Fiscal Year and upon consideration of Program priorities, the Minister may, at the Minister's sole discretion, pay or refuse the whole or any part of the balance of the year-end claim for reimbursement made by the Recipients.

5.7.3 Final Financial Report

The Recipients shall submit its Final Financial Report of Eligible Costs incurred and paid, no later than 180 days following the Completion Date, expiration or early termination of this Agreement, whichever is earlier.

A Final Financial Report submitted after 180 days from the end of the previous Fiscal Year, subject to clause 9.13 (Extension of Time) will not be eligible for reimbursement or inclusion in the Recipients' Contribution.

5.8 Financial Management

5.8.1 Year-end Forecast

By no later than April 4th of each year, the Recipients shall provide the Minister with a year-end forecast relating to the previous Fiscal Year. This year-end forecast shall set out the remainder of (any) outstanding paid advance(s), or any outstanding amount(s) that is or are to be claimed, or is or are anticipated to be claimed for reimbursement of Eligible Costs incurred in that Fiscal Year and that are to be paid by the Recipients within 180 days of the end of the previous Fiscal Year, which amounts to be claimed or anticipated to be claimed shall be net of any outstanding advances paid by the Minister, the whole as set out in the Year-End Financial Report section of this Agreement.

5.8.2 Final Financial Report Certification

The Recipients shall provide the Minister with confirmation that the Final Financial Report has been submitted for the Project, and that no additional claims for reimbursement will be made to the Minister, no later than 180 days following the Completion Date, expiration or early termination of this Agreement, whichever is earlier. The Minister will provide the Recipients with the form(s) to be completed for the Final Financial Report certification.

5.8.3 Financial Statements

The Recipients shall provide the Minister with a copy of the Recipients' audited financial statements or review engagement statements and any management letter resulting from an audit or review engagement no later than 4 months following the Recipients' fiscal year end for each year during the term of the Agreement until the Minister's Contribution has been fully repaid, in a format that adheres to the Canadian standards of Generally Accepted Accounting Principles or the International Financial Reporting Standards.

5.9 Ad Hoc and Special Reports

The Minister may at any time request supplementary, narrative or statistical reports relating to any aspect of the Project, including but not limited to financial management, expenditures, funding and investments, performance measurement, and reporting. The Recipients shall submit any such reports no later than 30 days after receiving the request.

5.10 Proceeds or Income

The Recipients shall include a report of any interest earned on the Minister's Contribution and any income, proceeds or revenue generated in relation to the Project or received as a result of the Minister's Contribution by the Recipients, in each Financial Report by the Recipients pursuant to this Agreement. Such interest, income, proceeds or revenue may, at the Minister's discretion, be applied to reduce the amount eligible for reimbursement under this Agreement or alternatively may be treated as an Overpayment of funding under this Agreement.

5.11 Progress and Performance Monitoring and Reporting

5.11.1 Work Plan Progress Reports

The Recipients shall track the progress of all activities undertaken pursuant to the Work Plan, and using forms required by the Minister, shall provide the Minister with reports on the status of each activity and explain any deviation from the Work Plan. The Minister shall determine the relevant frequency for such reports (monthly to annually) and if deemed necessary adjust this frequency.

5.11.2 Performance Reports

The Recipients shall provide the Minister performance reports for the Project, for 5 Years years following the Completion Date and coming due annually on May 1st, or not later than 60 days following the early termination of this Agreement.

The Recipients shall provide the Minister with these performance reports using forms approved by the Minister that describe the activities completed and measure the Recipients' progress towards Project Outcomes(s), including any activities undertaken prior to the signing of this Agreement, using the performance indicators set out in the Work Plan, and explain any deviation from the Work Plan.

5.12 Repayment of the Minister's Contribution

The Recipients shall repay the Minister's Contribution to Canada as outlined in "Schedule C" such that the Minister's Contribution is fully repaid by January 01, 2031.

The Recipients shall make payments by the method of their choice: online, wire transfers or by cheque. Cheque shall be made payable to the Receiver General for Canada, sent to:

Agriculture and Agri-Food Canada
Accounts Receivable and Revenue Management
1341 Baseline Road, Tower 7, Floor 3, Room 223
Ottawa ON K1A 0C5 Canada

The Recipients shall pay interest on overdue payments, calculated in accordance with the *Interest and Administrative Charges Regulations* (SOR/96-188), as of the day following any monthly payment due date that has not been respected.

5.13 Guarantors' General Obligations

The Guarantors hereby agree to act as the Guarantors to the Recipients for the purposes of this Agreement and hereby guarantee the performance of the obligations of the Recipients, including without limitation, the completion of the Project, administration of this Agreement and the repayment of the Minister's Contribution in accordance with this Agreement. The obligations of the Guarantors hereunder are joint and several. As a result of the foregoing, the Guarantors or the Recipients may be compelled separately to repay the Minister's Contribution or perform any other obligations contained in this Agreement.

The Guarantors acknowledge that the Guarantors have had an opportunity to seek and obtain independent legal advice prior to entering into this Agreement to guarantee the obligations of the Recipients.

SECTION 6: AUDIT AND EVALUATION

6.1 Recipients Audit

The Recipients acknowledge that the Minister may conduct periodic audits of its compliance with the terms and conditions of this Agreement, including without restriction compliance with the financial provisions. The Minister may direct that an audit be carried out by an independent accredited auditor or other representative appointed by the Minister. The Recipients shall cooperate with the Minister and his or her representatives, employees, or contractors relative to any such audit. The Minister shall pay the costs of audits undertaken pursuant to this clause.

6.2 Non-compliance

Without prejudice to the Minister's right to exercise any remedy available by law or pursuant to this Agreement as a result of a default on the part of the Recipients, where an audit of the Recipients reveals an element of non-compliance with the terms and conditions of this Agreement, or if the Recipients deny access to documents, records or premises, or fail to provide the necessary cooperation or assistance to conduct an audit, the Recipients may be required to develop and provide the Minister with a plan of corrective action within 30 days of receiving notice of the non-compliance. Such a plan must outline procedures to enact corrective measures that are acceptable to the Minister and must be accompanied by a written undertaking on the part of the Recipients to implement the plan.

6.3 Program Evaluation

The Minister may engage in an evaluation of the Program for the purposes of assessing its continued relevance and impact. The Recipients shall cooperate with the work of the Minister relative to any such evaluation. The Minister shall pay the costs of evaluations undertaken pursuant to this clause.

6.4 Auditor General of Canada

The Recipients acknowledge that, pursuant to sub-section 7.1 (Annual and additional reports to the House of Commons) of the *Auditor General Act*, the Auditor General of Canada may, at the Auditor General's own cost, conduct an inquiry respecting the Recipients' compliance with the terms and conditions of this Agreement or an inquiry into the Recipients' procedures to measure and report on performance with respect to this Agreement. The Recipients shall cooperate with the Auditor General and his or her representatives, employees, or contractors relative to any such inquiry and grant them access to the Recipients' documents, records and premises for purposes of any such inquiry. The Auditor General may discuss any concerns raised in such an inquiry with the Recipients and with the Minister. The results may be reported to Parliament in a report of the Auditor General.

SECTION 7: REPRESENTATIONS AND WARRANTIES OF THE RECIPIENTS

7.1 The Recipients warrant that all representations in its application to the Program for this Project and in this Agreement are accurate.

7.2 The Recipients represent and warrant that the Project's activities that were carried out prior to the signature of this Agreement, were undertaken in full compliance with all applicable federal, provincial, territorial, and municipal government laws and regulations and related case law or guidelines, including, but not limited to, those related to: public health and safety; labour codes and standards; care and use of animals in research; wildlife habitat; and environmental matters and environmental protection.

SECTION 8: DEFAULT AND REMEDIES

8.1 Default

The Minister may declare a default under this Agreement if any of the following events occur:

> 8.1.1 to the extent permitted under the law, the Recipients become insolvent, commit an act of bankruptcy, have a receiving order made against it, make an assignment to the benefit of creditors, take the benefit of a statute relating to bankrupt or insolvent debtors, go into receivership or bankruptcy, cease to actively carry on a business, or are wound up or dissolved;
>
> 8.1.2 a Change in Control with respect to the Recipients has occurred without the prior written consent of the Minister;
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> 8.1.3 the Recipients have submitted false or misleading information to the Minister or has made a false or misleading representation in respect of any matter related to this Agreement, other than in good faith, demonstration of which is incumbent on the Recipients, and to Minister's satisfaction;

8.1.4 pursuant to a review of any report received from the Recipients, the Minister concludes that a material discrepancy exists between the actual revenues and Eligible Costs incurred by the Recipients or by other project supporters to date, the other sources of funding obtained to date, and the corresponding forecast amounts set out in the Budget, or between the progress made on the Project by the Recipients to date and that which could reasonably be expected to have been made at that point in time based on the activities described in Schedule A (Work Plan);

8.1.5 the Recipients fail to perform or comply with any term, condition, or other obligation contained in this Agreement for which they have responsibility; and/or

8.1.6 the Recipients fail to develop a plan of corrective action, acceptable to the Minister, to remedy a non-compliance resulting from a Recipients' audit within the 30 days provided, or to enact corrective measures in accordance with this plan.

8.2 Remedies

If the Minister declares that an event of default has occurred, then the Minister may, in addition to any other remedy provided by law or pursuant to this Agreement, exercise one or more of the following remedies:

8.2.1 Where the Minister determines that the Recipients' default is capable of cure and that a delay for these purposes is appropriate, the Minister reserves the right to send a written notice of default to the Recipients specifying a cure period of no fewer than 30 days from the date of the Recipients' deemed receipt of the notice and requiring that the Recipients provide the Minister with proof of the cure within that delay;

If the Recipients fail to cure the default and provide the Minister with proof of cure within the specified period, the Minister may give the Recipients written notice of termination of this Agreement, and require the Recipients to reimburse all or part of the Minister's contribution disbursed, with interest, calculated in accordance with the *Interest and Administration Charges Regulations* (SOR/96-188), from the date of demand for reimbursement, and also to exercise any other remedy provided by law that the Minister deems appropriate;

8.2.2 Suspend the payment of any amount in respect of the Minister's contribution, regardless of whether the amount is owing prior to or after the date of such suspension; or

8.2.3 Immediately terminate this Agreement by means of a written notice of default and termination given to the Recipients, and also to exercise any other remedy provided by law that the Minister deems appropriate, including requiring the Recipients to reimburse all or part of the Minister's contribution disbursed, with interest, calculated in accordance with the *Interest and Administration Charges Regulations* (SOR/96-188), from the date of demand for reimbursement;

8.2.4 Notwithstanding this section of the Agreement, the occurrence of any of the events of default listed in clause 8.1.1 or 8.1.2 may automatically trigger a default under this Agreement, without any further notice to the Recipients.

SECTION 9: GENERAL PROVISIONS

9.1 Use and Disclosure of Recipients Information

9.1.1 Under this clause:

"Recipients' Information" means all records, information either collected by or disclosed by a third party to the Minister including but not limited to risk assessments, audit and evaluation and other reports, as well as all other documentation either provided by the Recipients or prepared in relation to the activities undertaken and resources utilized under the terms of this Agreement; and

"Program Administration" means the design, construction, implementation, and administration of this Program or of other agricultural programs, transfer payments or operational programs or the agreements entered into under those programs and includes but is not limited to:

a) the use of the Recipients' Information in the auditing, assessment, analysis and evaluation of the Recipients, the Recipients' performance of their contractual obligations, the Project, the Agreement, and the Program;
b) examining the scope and effectiveness of programs by the Government of Canada, by other governments in Canada and by municipalities; and
c) contacting the Recipients so as to conduct surveys relating to delivery of programs in Canada.

9.1.2 All information pertaining to the contribution provided under this Agreement is collected under the authority of the *Department of Agriculture and Agri-Food Act* and is subject to the *Access to Information Act* and the *Privacy Act*.

9.1.3 The Recipients acknowledge and agree that the Minister may:

a) for the purposes of ensuring efficiencies and effectiveness of Program Administration, collect and disclose the Recipients' Information to other transfer payments or operational programs administered by the Minister, to other Government of Canada officials, to other levels of governments in Canada and municipalities as well as to contractors or agents assisting them in Program Administration; and
b) make the following publicly available on the Minister's or a Government of Canada website: the name, business number and location of the Recipients, the description of the Project, and the name, date and value of this Agreement.

9.2 Intellectual Property

Subject to any other agreement between the Parties, all Intellectual Property that may arise out of or under this Agreement shall be owned by the Recipient. Subject to the use and disclosure of information provisions of this Agreement, the Recipient hereby grants Canada a non-exclusive, world-wide, royalty-free and perpetual license or sub-license to translate, reproduce or publish the whole or part of any report or other documentation submitted by the Recipient under this Agreement, and to include such material in any report or other document relating to the Project or the Program that may be prepared, reproduced or published by or for the Minister. Canada agrees not to publish intellectual property elements identified by the Recipient as being confidential information, or being commercially sensitive information or where disclosure may prevent the securing, patenting or publishing of intellectual property elements.

9.3 Duty to Consult

The Parties have determined that no legal duty to consult Aboriginal groups arises in the context of the Project. If as a result of changes to the Project or otherwise, Canada determines that a legal duty to consult arises, the Recipients agree that all of Canada's obligations pursuant to this Agreement will be suspended from the moment that Canada informs the Recipients that a legal duty to consult arises.

If a legal duty to consult arises, the Recipients agree that:

a) All of Canada's obligations pursuant to this Agreement will be suspended from the moment that Canada informs the Recipients that a legal duty to consult arises; and
b) the Project will be suspended and Canada has no obligation to reimburse Eligible Costs until Canada is satisfied that any legal duty to consult with, and where appropriate, to accommodate Aboriginal groups has been met and continues to be met.

9.4 Conflict of Interest

The Recipients declare that individuals who are subject to the provisions of the *Conflict of Interest Act* (S.C. 2006, c. 9, s. 2 as amended), the *Conflict of Interest Code for Members of the House of Commons*, the *Conflict of Interest Code for Senators*, the *Conflict of Interest and Post-Employment Code for Public Office Holders*, the *Values and Ethics Code for Agriculture and Agri-Food Canada*, the *Values and Ethics Code for the Public Sector*, or any other values and ethics codes applicable within provincial or territorial governments or specific organizations, cannot derive any direct benefit resulting from this Agreement unless the provision or receipt of such benefit is in compliance with such legislation and codes.

9.5 Registration of Lobbyists

The Recipients shall ensure that a person lobbying, as defined in the federal *Lobbying Act* (R.S.C., 1985, c. 44 [4th Supp.]) as amended, on the Recipients' behalf is compliant with that Act.

9.6 Limitation of Liability

The Recipients agree that the Minister and her/his employees and agents shall not be held liable for any injury, including death, to any person, or for any loss or damage to property of any person or for any obligation of the Recipients or anyone else, including any obligations arising from loans, capital leases, or other long-term obligations in relation to the Agreement.

9.7 Defending an Action

In the event that either the Minister or the Recipients is named in an action or a proceeding relating to this Agreement or relating to activities undertaken pursuant to or as a result of this Agreement in which liability is at issue, the named Party shall notify the other Party, and the named Party may defend the action or proceeding in its own name. If the named Party believes that the other Party has administration or control of any material having potential evidentiary value in such action or proceeding, the named Party may request access to such material for purposes of the litigation. The un-named Party may, however, refuse such access, if it is of the view that disclosure of the material would be contrary to its interest or its obligations under the law. The un-named Party shall refrain from any extra-judicial conduct which would prejudice the successful conclusion of the action or proceeding.

9.8 Relationship of the Parties – No Principal Agent Relationship

Nothing contained in this Agreement creates or is to be construed as creating the relationship of principal and agent, employer and employee, partnership or joint venture between the Parties. The Recipients will not represent themselves (including in any agreement with a third party), as an agent, employee, or partner of the Minister or in a manner that could lead a member of the public to believe that the Recipients are an agent, employee, or partner of the Minister.

9.9 No Obligations to Third Parties

Where the Recipients are entering into a loan, a capital lease, or other long-term obligation in relation to any activity or deliverable for which the Minister's Contribution is disbursed, the Recipients shall not incur any obligation on behalf of the Minister and shall ensure that any agreement in respect thereof expressly relieves the Minister of any liability for non-performance by the Recipients or damages caused by the Recipients.

9.10 Official Languages

All public information documents related to the Project prepared by or paid in whole or in part by the Minister must be made available in both official languages, when the Minister determines that this is required under the *Official Languages Act* (R.S.C., 1985, c. 31 [4th Supp.]). Tout document d'information publique rédigé ou payé en tout ou en partie par la Ministre ayant trait au projet doit être offert dans les deux langues officielles, lorsque la Ministre le juge pertinent, conformément à la *Loi sur les langues officielles*.

9.11 Language of Agreement

This Agreement is drafted in English at the request of the Parties. Les Parties ont convenu que la présente Entente soit rédigée en anglais.

9.12 Waiver

The Minister may waive any condition to the Minister's benefit upon giving written notice to the Recipients. Failure by either Party to exercise any of its rights, powers, or remedies under the Agreement will not constitute a waiver of such right, power, or remedy. Any exercise of a right, power, or remedy will not prevent the Minister in any way from later exercising the same or any other right, power, or remedy under this Agreement.

9.13 Extensions of Time

The Minister may, at the Minister's sole discretion, extend the time within which the Recipients must do anything required by this Agreement upon prior written request from the Recipients received no later than 60 days prior to the date that the Recipients was required to do such thing.

9.14 Governing Law

This Agreement shall be interpreted, and the relations between the Parties determined, by the laws in effect in Manitoba, where the Project will be implemented.

This Agreement shall be governed by, and is to be interpreted in accordance with, the applicable federal laws and the laws in force in the province of Manitoba. The Parties agree that any matter in dispute shall be submitted to the jurisdiction of the Courts of Manitoba and all courts competent to hear appeals from the Courts of Manitoba.

9.15 Dispute Resolution

Any matter in dispute under this Agreement shall be referred to the Director, AgriInnovate Program, and the Responsible Officer for the Recipients and, if the matter cannot be resolved, it shall be referred to the Minister, whose decision shall be final and binding.

9.16 Term of this Agreement

This Contribution Agreement shall take effect from the Effective Date and shall remain in effect until April 30, 2032, unless terminated earlier in accordance with the terms of this Agreement.

9.17 Representatives of the Parties and Notice

All communications provided for under this Agreement, including reporting and any notice, demand, or other communication, shall be in writing and shall be deemed to have been received if sent to the coordinates below or to the last address of which the sender has received notice pursuant to this clause. Communications that are delivered in person shall be deemed to have been received upon delivery, communications transmitted by facsimile or e-mail shall be deemed to have been received 1 day after having been sent, and communications that are mailed shall be deemed to have been received 8 days after being mailed.

9.17.1 Any notice to the Minister shall be addressed to:

[redacted] [personal information redacted]
Commercialization Programs Division
Agriculture and Agri-Food Canada
1341 Baseline Road, Mailroom 223
Ottawa, Ontario, Canada, K1A0C5

Telephone: [redacted] [personal information redacted]
Email: [redacted] [personal information redacted]

9.17.2 Any notice to the Recipients shall be addressed to:

[redacted] [personal information redacted]
Merit Functional Foods Corporation
1601C Silver Avenue
Winnipeg, Manitoba, Canada, R3J 4A1

Telephone: [redacted] [personal information redacted]
Email Address: [redacted] [personal information redacted]

AND

[redacted] [personal information redacted]
11410083 Canada Ltd.
1601C Silver Avenue
Winnipeg, Manitoba, Canada, R3J 4A1

Telephone: [redacted] [personal information redacted]
Email Address: [redacted] [personal information redacted]

9.17.3 Any notice to the Guarantors shall be addressed to:

Johann F. Tergesen, President and CEO
Burcon NutraScience Holdings Corp.
925 Georgia St. W, Suite 1600
Vancouver, BC, V6C 3L2

Telephone: (604) 733-0896
Fax: (604) 733-8821
Email Address: info@burcon.ca

AND

[redacted] [personal information redacted]
RBT Holdco
[redacted] [personal information redacted]
[redacted] [personal information redacted]

Telephone: [redacted] [personal information redacted]
Email Address: [redacted] [personal information redacted]

AND

[redacted] [personal information redacted]
10039406 Manitoba Ltd.
[redacted] [personal information redacted]
[redacted] [personal information redacted]

Telephone: [redacted] [personal information redacted]
Email Address: [redacted] [personal information redacted]

9.18 Assignment

The Recipients shall not assign this Agreement or any payment, rights or obligations thereunder, in whole or in part, without the prior written consent of the Minister. Any assignment made without such prior written consent is void and of no effect.

9.19 Entirety of Agreement

This Agreement comprises the entire agreement between the Parties. No prior document, negotiation, provision, undertaking, or agreement in relation to the subject of the Agreement has legal effect, unless incorporated by reference into this Agreement. No representation or warranty expressed, implied, or otherwise, is made by the Minister to the Recipients except as expressly set out in this Agreement.

9.20 Severability

If any provision of this Agreement is determined to be invalid or unenforceable, in whole or in part, by a court of competent jurisdiction, such invalidity or unenforceability shall not affect the remaining terms or provisions of this Agreement.

9.21 Interpretation

9.21.1 In the interpretation of this Agreement or any part of it, no rule of construction shall apply to the disadvantage of any party on the basis that: that party prepared this Agreement or any part of it; or seeks to rely on this Agreement or any part of it.

9.21.2 Any provision of this Agreement that requires the Recipients or any third party to provide information or records to the Minister upon request, pursuant to a right of inspection, or demand of the Minister may only be exercised by the Minister for the purposes of administering and enforcing the provisions of this Agreement except as otherwise specifically permitted by this Agreement.

9.22 Binding Effect

This Agreement shall be binding on the Parties, their successors, and permitted assignees.

9.23 Survival

Subject to and without restricting the operation of any time delay set out in this Agreement, the following sections and clauses shall survive the early termination or expiration of this Agreement:

Recipients' Contribution;
Advance Payments;
Holdbacks;
Stacking of Government Assistance;
Overpayments;
Right to Set-Off or Seek Compensation;
Indemnification;
Disposition of Capital Assets;
Financial Reports;
Final Financial Report;
Financial Management;
Ad Hoc and Special Reports;
Proceeds or Income;
Progress and Performance Monitoring and Reporting;
Repayment of the Minister's Contribution;
Guarantors' General Obligations;
Audit and Evaluation;
Use and Disclosure of Recipients Information;
Intellectual Property;
Defending an Action;
Solidary Liability of the Recipients.

9.24 Amendment

This Agreement may be amended in writing at any time and must be evidenced by the signature of the Minister and the Recipients. Any amendment to this Agreement will form part of this entire Agreement. An amendment will take effect on the date of the latest signature unless otherwise stipulated by the Parties.

9.25 Solidary Liability of the Recipients

The Recipients hereby acknowledge and agree that they are solidary obligated to perform the obligations of the Recipients under this Agreement, including without limitation, the completion of the Project, the administration of this Agreement in accordance with this Agreement. As a result of the foregoing, either Recipient may be compelled separately to repay the Minister's Contribution, or to perform any other obligations contained in this Agreement. The Recipients acknowledge that they have had an opportunity to seek and obtain independent legal advice prior to entering into this Agreement.

9.26 Counterparts

This Agreement may be signed in counterparts, each of which so signed shall be deemed to be an original, and such counterparts taken together shall constitute one Agreement. Documents executed, scanned and transmitted electronically and electronic signatures shall be deemed original signatures for purposes of this Agreement and all matters related thereto, with such scanned and electronic signatures having the same legal effect as original signatures.

[commercially sensitive information redacted]

IN WITNESS THEREOF, this Agreement is duly executed by the authorized representatives of the Parties.

HER MAJESTY THE QUEEN IN RIGHT OF CANADA

[personal information redacted] [redacted] Witness	July 28, 2020 Date	[redacted] (signed by party signatory) [personal information redacted] [personal information redacted]

RECIPIENTS

MERIT FUNCTIONAL FOODS CORPORATION

[personal information redacted] [redacted] Witness or Corporate Seal	July 21, 2020 Date	[redacted] (signed by party signatory) [personal information redacted] [redacted] [personal information redacted]

11410083 CANADA LTD.

[personal information redacted] [redacted] Witness or Corporate Seal	July 21, 2020 Date	[redacted] (signed by party signatory) [personal information redacted] [redacted] [personal information redacted]

GUARANTORS

BURCON NUTRA SCIENCE HOLDINGS CORP.

[personal information redacted] [redacted] Witness or Corporate Seal	July 22, 2020 Date	[redacted] "Johann F. Tergesen" JOHANN F. TERGESEN President and CEO

RBT HOLDCO LTD

[personal information redacted] [redacted] Witness or Corporate Seal	July 21, 2020 Date	[redacted] (signed by party signatory) [personal information redacted] [redacted] [personal information redacted]

10039406 MANITOBA LTD

[personal information redacted] [redacted] Witness or Corporate Seal	JULY 23, 2020 Date	[redacted] (signed by party signatory) [personal information redacted] [redacted] [personal information redacted]

[commercially sensitive information redacted]

Schedule A [redacted]

[redacted]

[commercially sensitive information redacted]

[redacted]

SCHEDULE B: [redacted]

[redacted]

Schedule C

[redacted]

[redacted]